Exhibit 99.46

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Rio Alto Mining Limited (the “Company” or “Rio Alto”)
Suite 810 - 706 - 7th Avenue S.W.
Calgary, Alberta T2P 0Z1

2.	Date of Material Change

January 20, 2010

3.	News Release

A press release was disseminated on January 20, 2010 via Marketwire.

4.	Summary of Material Change

The Company completed its previously announced private placement of common shares. Rio Alto issued 28,060,000 common shares at a price of C$2.05 per common shares raising gross proceeds of C$57,523,000, including the exercise of the full underwriters’ over-allotment option for an amount of C$7,503,000.

5.	Full Description of Material Change

5.1 Full Description of Material Change

The Company completed its previously announced $50 million private placement of common shares (the “Placement”). Rio Alto issued 28,060,000 common shares at a price of C$2.05 per common shares raising gross proceeds of C$57,523,000, including the exercise of the full underwriters’ over-allotment option for an amount of C$7,503,000. The Placement was completed pursuant to certain exemptions from the prospectus requirements of applicable securities legislation in the Provinces of Alberta, British Columbia, Saskatchewan, Quebec, Ontario and in certain international jurisdictions.

The common shares issued as a result of the Placement are subject to a four month and one day hold period under applicable Canadian securities laws. The hold period expires on May 21, 2011.

Net proceeds from the Placement will be used to develop the La Arena gold oxide project in Peru, and may be used for development of related working capital requirements.

Common shares issued under the Placement were sold by a syndicate of underwriters, led by GMP Securities L.P. In addition to GMP, the syndicate included Scotia Capital Inc., Clarus Securities Inc., and Stonecap Securities Inc. Total compensation paid to the syndicate pursuant to the Placement totalled 6% of the gross proceeds of the transaction ($3,451,380), and included compensation options equal to 6% of the common shares sold.

Reader Advisory

This report contains certain forward-looking statements including the expected approval for listing the issued common shares on the TSX Venture Exchange and the expected use of net proceeds. Rio Alto believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Forward-looking statements included in this material change report are made as of the date of this report and Rio Alto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities legislation.

5.2 Disclosure for Restructuring Transactions

N/A

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of Rio Alto Mining Limited who is knowledgeable about the material change and this report is: Anthony Hawkshaw Chief Financial Officer Telephone: (604) 628-1401

9.	Date of Report

January 26, 2011